SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)1

Emerson Radio Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
291087203
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D/A11	Page 2 of 5

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,293,048
	8	SHARED VOTING POWER
50,778
	9	SOLE DISPOSITIVE POWER
1,293,048
	10	SHARED DISPOSITIVE POWER
50,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,343,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%

14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A11

This constitutes Amendment No. 11 to the statement on Schedule 13D (the “Amendment No. 11”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed May 22, 2012 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Emerson Radio Corp. (the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, collectively with Trust A-3, and Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $332,447.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $384,900.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $526,036.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $267,153.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $12,038.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (C9) (“MILGRAT (C9)”), dated as of January 18, 2013, Mr. Miller was named as the trustee to MILGRAT (C9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (C9) were contributed to MILGRAT (C9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (J9) (“MILGRAT (J9)”), dated as of May 6, 2013, Mr. Miller was named as the trustee to MILGRAT (J9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (J9) were contributed to MILGRAT (J9) by its grantor, Catherine C. Miller.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller.

Mr. Miller shares investment and dispositive power with a family member over Shares held by a certain Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (the “Custody Account”). All of the Shares held by the Custody Account were purchased with funds generated and held by the Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $9,873.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding the following at the end thereof:

This Amendment No. 11 is being filed to report that Mr. Miller beneficially owns less than five percent (5%) of the shares of Common Stock. This Amendment No. 11 is the final amendment to the Statement and constitutes an exit filing.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,343,826 shares of Common Stock, which is equal to approximately 4.95% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on August 14, 2014. As of the date hereof, 206,489 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 232,889 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 318,059 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust C, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 132,681 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 144,942 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (C9), 241,876 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (J9), 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the IRA, 6,278 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the Custody Account, and 14,918 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, Trust C. MILGRAT (C9), MILGRAT (J9), the IRA, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D and the Custody Account.

c) The following table details the transactions effected by Mr. Miller since the filing of Amendment No. 10.

	Milfam II
Date of Transaction	Number of Shares Sold	Price Per Share
September 8, 2014	44,272	$2.2025
September 9, 2014	31,900	$2.2046
September 10, 2014	91,092	$2.1703

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014

By: /s/ Lloyd I. Miller, III
       Lloyd I. Miller, III